UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-110071

MEDIA CENTURY INTERNATIONAL LIMITED

(Exact name of registrant as specified in its charter)

Rooms 3505-06, 35th Floor

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

(Address of Principal Executive Offices)

852-2736-2111

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common stock, $1.00 par value

(Title of each class of securities covered by this Form)

Not applicable.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i) [X]	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 10

Pursuant to the requirements of the Securities Exchange Act of 1934, Institutional Equity Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 23, 2007

By: /s/ Li Sze Tang
Chief Executive Officer and Chairman